UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2017

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	AGM Statement, dated 04 September 2017

Micro Focus International plc

Annual General Meeting ("AGM")

Micro Focus International plc ("Micro Focus", LSE: MCRO.L, NYSE:MFGP), the international software product group, will be holding its AGM at 9.00 am today. Kevin Loosemore, Executive Chairman, will provide the following statement at the AGM.

"Friday, 1 September 2017 marked a major milestone in the history of Micro Focus with the completion of the merger with HPE Software, listing the New Ordinary Shares and Consideration Shares on the London Stock Exchange, the listing of our American Depositary Shares on the New York Stock Exchange and the appointment of Chris Hsu as Chief Executive Officer of the Enlarged Group.  The completion of the merger is the culmination of over 12 months work from employees and advisors on a very complex transaction.

The Board recognises there has almost been a year of uncertainty between announcement and completion of the merger.  Now this is over we can concentrate on combining the Enlarged Group and delivering the medium term benefits outlined when the transaction was announced.

Stephen Murdoch stepped down from the Board on 1 September 2017 and is now the Chief Operating Officer of the Enlarged Group.  The Board thanks Stephen for his service as a director and for his continued service to Micro Focus."

HPE will announce its Q3 results on 5 September 2017, including HPE Software results for the three months ended 31 July 2017.  Micro Focus is holding a Capital Markets Day on 7 September 2017 and will announce its Interim Results for the six months to 31 October 2017 on 8 January 2018.  These Interim Results will include only 2 months trading of HPE Software.  Micro Focus will now change its reporting reference date to 31 October and will report an 18 month financial period to 31 October 2018.

Enquiries:

For further information please contact:

Micro Focus International Plc

Mike Phillips (Chief Financial Officer)                                                +44 1635 565605

Tim Brill (Director, Corporate Communications & IR)

Powerscourt (PR adviser)

Juliet Callaghan                                                                                   +44 20 7250 1446

Simon Compton

About Micro Focus

Micro Focus is a leading global enterprise software company uniquely positioned to help customers extend existing investments while embracing new technologies in a world of Hybrid IT. Providing customers with a world-class portfolio of enterprise-grade scalable solutions with analytics built-in, Micro Focus delivers customer-centered innovation across DevOps, Hybrid IT, Security and Risk Management, and Predictive Analytics. For more information visit www.microfocus.com.

____________________________

1 NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:
04 September 2017

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer